20415 Nordhoff Street’ Chatsworth, California 91311
Tel: 818.773.0900’ Fax: 818.773.0906
www.mrv.com
August 28, 2007
Via EDGAR
Ms. Angela Crane
Accounting Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-0213

Re:	MRV Communications, Inc. Form 10-K for the year ended December 31, 2006
Dear Ms. Crane:
This is in response to your comment letter of August 20, 2007 to Guy Avidan of MRV Communications, Inc. (“MRV” or the “Company”). For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.
Form 10-K for the Year Ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 39 Operating Costs and Expenses, page 42
1.	Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that the increase in operating costs and expenses for the Networking Group “was primarily the result of increased sales and marketing expenses, particularly related to the expansion of our North American sales organization, and share based compensation expense.” However, you do not quantify the impact of each of these factors. Revise future filings accordingly to address our concerns.
Response:
Your comment is noted and disclosure will be added in future filings.

Ms. Angela Crane
Accounting Branch Chief
Securities and Exchange Commission
August 28, 2007

Form 8-K filed July 25, 2007
2.	We note that you present your non-GAAP measures and reconciliation in the form of adjusted statement of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP operating loss, non-GAAP loss before income taxes, non-GAAP gross profit, and non-GAAP basic and diluted net loss per share, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

To eliminate investor confusion, please remove the adjusted statements of income from all future flings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.
Response
Your comment is noted. In future press releases and filings, we will remove the adjusted statements of income and disclose only those non-GAAP measures used by management that we wish to highlight for investors, with the appropriate reconciliations.
Form 8-K filed July 2, 2007
3.	Please advise us as to when you plan to file the financial statements and any pro forma information required by Item 9.01 of Form 8-K and Rule 3-05 of Regulation S-X for your acquisition of Fiberxon, Inc. We may have further comments upon obtaining such financial statements and pro forma information.
Response
We understand that we have until September 14, 2007 within which to file the Fiberxon financial statements and pro forma financial information required by Item 9.01 of Form 8-K and Rule 3-05 of Regulation S-X.

Ms. Angela Crane
Accounting Branch Chief
Securities and Exchange Commission
August 28, 2007

The schedule provided to us by the auditors engaged to conduct the audit of Fiberxon’s financial statements indicates a tentative completion date of September 14, 2007 to complete the audit and quarterly reviews and based on that and our understanding of the progress of the project to date, we believe that there is a chance of filing the required financial statements and pro forma financial information by then. However, given the difficulties encountered historically with the Fiberxon audit process and recognizing that scheduled events, particularly those as complex as this audit involving a forensic reconstruction of accounting records, are often delayed in spite of best intentions and efforts, we are uncertain whether we actually will be in a position to make the required filing by September 14, 2007. Indeed, we are still comfortable with our assessment of the likelihood of meeting the September 14 filing deadline that we made on this subject in our latest filings with the Commission. In our Form 10-Q filed August 2, 2007, we said: “our ability to obtain and file Fiberxon’s financial statements within the time allowed, and in the form and content required by, the SEC’s rules is problematic and does not appear likely.” Form 10-Q at page 21. We made statements to the same effect elsewhere in that Form 10-Q (see page 51) and in our Form 8-K filed August 13, 2007 (see page 5).
* * *
In accordance with your comment letter, the following acknowledges that MRV understands that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further comments or questions, please do not hesitate to contact the undersigned.

Sincerely, MRV COMMUNICATIONS, INC.
By:	/s/ Guy Avidan
Guy Avidan
Acting Chief Financial Officer E-mail: Guy@mrv.com

Cc:	Ms. Julie Sherman Division of Corporation Finance via fax (202) 772-9218